UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

218730109

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

570 Lexington Avenue, 35th Floor

New York, NY 10022

(212) 521-8495

Copies to:

Stuart Bressman

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,861,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,861,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,861,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%[1]
14	TYPE OF REPORTING PERSON PN, IA

[1]	The percentage calculations herein are based upon 188,772,869 shares of common stock, par value $0.0001 per share outstanding as of March 15, 2018 as reported by the Issuer on March 16, 2018.

1	NAME OF REPORTING PERSONS HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,861,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,861,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,861,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%[2]
14	TYPE OF REPORTING PERSON OO

[2]	The percentage calculations herein are based upon 188,772,869 shares of common stock, par value $0.0001 per share outstanding as of March 15, 2018 as reported by the Issuer on March 16, 2018.

1	NAME OF REPORTING PERSONS Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,861,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,861,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,861,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%[3]
14	TYPE OF REPORTING PERSON IN

[3]	The percentage calculations herein are based upon 188,772,869 shares of common stock, par value $0.0001 per share outstanding as of March 15, 2018 as reported by the Issuer on March 16, 2018.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Original Schedule 13D (as defined below) is amended and supplemented as follows:

This first amendment to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.0001 per share (the “Shares”) of Corindus Vascular Robotics, Inc., a Delaware corporation (the “Issuer”), and supplements the information set forth in the Schedule 13D filed on March 10, 2017 (the “Original Schedule 13D” and together with this Amendment No.1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 309 Waverley Oaks Road, Suite 105, Waltham, MA 02452.

The Reporting Persons (as defined below) beneficially own an aggregate of 26,861,154 Shares (the “Subject Shares”), including (i) 11,336,154 Shares, (ii) 10,800,000 Shares issuable upon the conversion of 540,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and (iii) 4,725,000 Shares issuable upon the exercise of warrants (the “Warrants”). The Subject Shares represent approximately 14.2% of the issued and outstanding Shares, after giving effect to the conversion of the Series A Preferred Stock and the exercise of the Warrants, and based upon 188,772,869 Shares outstanding as of March 15, 2018 as reported by the Issuer on March 16, 2018.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is amended and restated as follows:

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (together with Hudson Executive and Management GP, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP, 570 Lexington Avenue, 35th Floor, New York, NY 10022.

(c) Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds (the “HEC Funds”). Management GP’s principal business is to serve as the general partner of Hudson Executive. The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of Management GP.

(d) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership. Management GP is a Delaware limited liability company. Mr. Braunstein is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons caused one of the HEC Funds to use its working capital to purchase the Series A Preferred Stock and the Warrants reported herein (the “Purchased Securities”), in the private placement described in Items 5 and 6 of this Schedule 13D. The total purchase price for the Purchased Securities was $13,500,000.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is amended and restated as follows:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1 of this Amendment No. 1, and that information is incorporated by reference herein.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

Management GP, as the general partner of Hudson Executive may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each of Mr. Braunstein, Management GP and Hudson Executive may be deemed to be a beneficial owner of the Subject Shares.

(c) No transactions in the Shares or related options were effected during the past 60 days by or on behalf of any Reporting Person, except as described in Items 3, 5 and 6 of this Schedule 13D.

(d) The participating HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

On March 16, 2018 the Issuer entered into a securities purchase agreement (the “2018 Securities Purchase Agreement”) for a private placement (the “Placement”) of shares of Series A Preferred Stock and Warrants to existing and new investors in the Issuer (the “Investors”), including a participating HEC Fund. Pursuant to the 2018 Securities Purchase Agreement, the Reporting Persons caused the participating HEC Fund to acquire (i) 540,000 shares of Series A Preferred Stock convertible into 10,800,000 Shares, and (ii) Warrants exercisable for 4,725,000 Shares. The Series A Preferred Stock is convertible into Shares and holders of the Series A Preferred Stock are entitled to receive non-compounding dividends in additional shares of preferred stock, at the rate of 12% per annum, subject to reduction in the event certain milestones are achieved. The Warrants have an exercise price of $1.40 per share. The exercise price and number of shares issuable upon exercise of the Warrants are subject to adjustment for stock splits, stock dividends, combinations or similar events. The Warrant may be exercised for cash or on a cashless basis. The transaction closed on March 16, 2018 (the “Closing Date”).

In connection with the Placement, the Issuer also agreed to enter into a registration rights agreement (the “2018 Registration Rights Agreement”) with the Investors, requiring the Issuer to register the resale of the Shares underlying the Preferred Stock (as defined below) and the Warrants. Under the 2018 Registration Rights Agreement, the Issuer will be required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 30 days of the Closing Date, and to use commercially reasonable efforts to have the registration statement declared effective within 60 days if there is no review by the SEC, and within 90 days in the event of such review.

In addition, holders of more than 50% of the Issuer’s outstanding Shares, including an HEC Fund, have entered into irrevocable agreements (the “Voting Agreements”) to vote their shares in connection with the Placement, which is expected to occur at the Issuer’s 2018 Annual Stockholder Meeting.

On March 15, 2018, the Issuer’s Board of Directors elected Douglas L. Braunstein, effective as of the closing of the Placement, to serve as a Class I director until the 2020 Annual Meeting of Stockholders, or his earlier death or resignation or until his successor is duly elected and qualified.

The Subject Securities were offered, issued and sold in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act, relating to sales by an issuer not involving any public offering and in reliance on similar exemptions under applicable state laws.

The above description of the material terms of the Placement is qualified in its entirety by reference to the full text of the 2018 Securities Purchase Agreement, 2018 Registration Rights Agreement, Form of Voting Agreement, Form of Warrant and Form of Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock, copies of which are included as Exhibit 4, 5, 6, 7 and 8 to this Schedule 13D, respectively.

Except as described above or otherwise herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is amended and restated as follows:

Exhibit 1	Joint Filing Agreement of the Reporting Persons

Exhibit 2	Securities Purchase Agreement, dated February 28, 2017, by and among the Issuer and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2017).*

Exhibit 3	Form of Registration Rights Agreement (incorporated by reference to Exhibit B of the Securities Purchase Agreement referred to in Exhibit 2 hereto).*

Exhibit 4	Securities Purchase Agreement, dated March 16, 2018, by and among the Issuer and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 16, 2018)

Exhibit 5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 16, 2018)

Exhibit 6	Form of Voting Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 16, 2018)

Exhibit 7	Form of Warrant (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 16, 2018)

Exhibit 8	Form of Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 16, 2018)

*	Previously Filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2018

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein